

# Carl Dumesle · 3rd

Building the future of international student housing | Founder & CEO @ HUGS | Capital Markets @ CBRE

San Diego, California, United States · Contact info

500+ connections

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HUGS

University of San Diego

## Experience

### Founder & CEO
HUGS · Full-time
Mar 2021 – Present · 7 mos
San Diego, California, United States

Building a world where international students feel welcomed by providing them with housing that understands them.



Invest in HUGS: Building the future of...

### CBRE
5 mos

**Capital Markets Ops Analyst**
Full-time
Jul 2021 – Present · 3 mos
San Diego, California, United States

**Property Management**
Internship
May 2021 – Jul 2021 · 3 mos
San Diego, California, United States

### University of San Diego
1 yr 10 mos

**Top 10 Promising Company - V2 Pitch Competition**
Part-time
May 2021 · 1 mo
San Diego, California, United States

Placed Top 10 among 200 submissions at the 2021 V2 Pitch Competition

**Finance Graduate Assistant, Associated Student Government**
Sep 2019 – May 2021 · 1 yr 9 mos
Greater San Diego Area

- Oversee $1.4 million budget
- Prepare Associated Student Government and Student Activities and Involvement budgets
- Reconcile and process monthly credit card statements for the unit
- Advise members of the Associated Student Government & Finance Committee re ...see more

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### University of San Diego School of Business
1 yr 9 mos

**Graduate Assistant, Innovation & Entrepreneurship Catalyzer (The CatalyZer)**
Jan 2020 – May 2021 · 1 yr 5 mos
Greater San Diego Area

**Graduate Assistant, Graduate Business Career Services**
Sep 2019 – May 2020 · 9 mos
Greater San Diego Area

### Finance Intern
Sizigi · Internship
May 2020 – Aug 2020 · 4 mos
San Diego, California, United States

helped me get this job

helped me get this job

•Forecast 3-year P&L and Cash Flow
•Prepare information for Investor meetings
•Identify and recommend growth initiatives & implementation
•Develop customer acquisition strategies ...see more

Show 5 more experiences

## Education

**University of San Diego**
Master of Business Administration - MBA, Managerial Leadership
2019 – 2021
Activities and Societies: Management Consulting Association, Intramural Soccer League, Student Advisory Board

•1st place winner: Fowler Business Concept Challenge 2019
•1st Runner Up & Audience Choice: Fowler Business Concept Challenge 2020
•Speaker at the annual USD Legacy Entrepreneurship Conference
•Dean's Graduate Merit Scholarship recipient
•VP External Relations: Management Consulting Association
•BusinessLink Endowed Scholarship recipient
•3rd place winner: Fowler Global Social Innovation Challenge 2020
•Director of Finance: Net Impact
•Hult Prize Campus Director
• Speaker at Ashoka Exchange
• Top 10 Promising Company - V2 Pitch Competition

**Pontificia Universidad Católica Madre y Maestra**
Bachelor of Business Administration (B.B.A.) , Business Administration, Strategy

Rated #1 Consulting Project for Strategy Concentration

## Licenses & certifications

**Getting Things Done**
LinkedIn
Issued Jun 2021 · No Expiration Date

**Conferencia Magistral Finanzas Para Emprendedores**
BanreservasRD
Issued Nov 2016 · No Expiration Date

**Corporate Finance - A Brief Introduction**
Udemy
Issued Nov 2016 · No Expiration Date
Credential ID UC-0NYFFNU7
See credential

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## Volunteer experience

**Student Ambassador**
RelishCareers
Aug 2019 – Aug 2020 • 1 yr 1 mo
Education

- Spread the word about this startup to Graduate Business Students on campus and alumni in the area. Activities include survey taking, social media promotion, blog writing and connecting Relish to our Graduate Student Career Services department

**Volunteer Translator**
Compassion International
Feb 2017 – Apr 2017 • 3 mos
Children

- Assistance in the communication between underprivileged children and teenagers from the Dominican Republic and their sponsors through the translation and optimization of letters, cards and texts.

**Student Ambassador**
University of San Diego
Nov 2019 – Present • 1 yr 11 mos
Education

- Communicate with prospective & accepted students

## Skills & endorsements

Microsoft Office · 15

Microsoft Office

Endorsed by **Max André Olivier Fièvre, who is highly skilled at this**

Endorsed by **5 of Carl's colleagues at Sizigi**

**Foreign Languages** · 13

Endorsed by **5 of Carl's colleagues at Sizigi**

**People Skills** · 12

**Cherry L. and 11 connections** have given endorsements for this skill

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## Accomplishments

**6 Honors & Awards**

1st Runner up: Fowler Business Concept Challenge 2020 • 3rd Place Winner : Fowler Global Social Innovation Challenge 2020 • BusinessLink Endowed Scholarship • 1st Place Winner : Fowler Business Concept Challenge 2019 • Dean's Graduate Merit Scholarship • The Extra Mile Award

**4 Languages**

Creole • English • French • Spanish

**3 Projects**

Suncash Island Compliance Consulting • CarTown S.R.L Lunch • Omnifit 2016 Launch

## Interests



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Co-chair, Bill & Melinda Gates Foundation
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**Mike Bloomberg**
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